

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

> **Re: Lytus Technologies Holdings PTV. Ltd.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed March 9, 2022**
> **File No. 333-254943**

Dear Mr. Pandya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

Amendment No. 8 to Form F-1

Use of Proceeds, page 34

1. As requested in prior comment 2, please disclose the amount of other funds needed to complete the acquisition of all customers and 51% of the cable company.

General

2.   The engagement letter with the advisor who is conducting the audit of Reachnet's operations is dated December 10, 2020. Please advise why the disclosure in the prospectus states that the third-party reviewer was engaged on April 1, 2021. Revise your disclosure as appropriate.

      You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ali Panjwani, Esq.